NEWS RELEASE

Current Technology and Strategic Laser Update United States Initiative

VANCOUVER, British Columbia, October 2, 2006 –The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

 Strategic Laser & MedSpa, LLC (“Strategic Laser”) has requested, and Current Technology Corporation  (the “Company”) has granted, a further extension of the interim sales agreement (the “Agreement”) to October 6, 2006.  The Agreement provides for the placement on a revenue sharing basis of the Company’s proprietary TrichoGenesis platform products in the United States.

“We just need a few more days to complete documentation,” states Strategic Laser CEO Jason Olcese. “The financial resources required to proceed are in hand, and we will take delivery of the first CosmeticTrichoGenesis (“CTG”) units shortly. Later in the week we will reveal the details of a marketing strategy that we believe will make CTG a household name in the United States.”

“We will deliver the first CTG units to high profile Southern California salons designated by Strategic Laser,” states Company CEO Robert Kramer. “We are very excited about the marketing strategy and believe success is inevitable.”

The news release contains forward-looking statements concerning the Company’s business operations, and financial performance and condition.  When used in the news release the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project”, and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contains such words.  These forward-looking statements are based on current expectations and are naturally subject to uncertainty and changes in circumstances that may cause actual results to differ materially from those expressed or implied by such forward-looking statements.  Factors that may cause such differences include but are not limited to technological change, regulatory change, the general health of the economy and competitive factors.  Many of these factors are beyond the Company’s control;  therefore, future events may vary substantially from what the Company’s currently foresees.  You should not place undue reliance on such forward-looking statements.

ABOUT CURRENT TECHNOLOGY CORPORATION

Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the Company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
 Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100.

NEWS RELEASE

Current Technology Announces ETG Conference in Istanbul and Reports
Further Sales to Turkey

VANCOUVER, British Columbia, September 25, 2006- The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology (the “Company”) is pleased to announce its exclusive distributor in the Republic of Turkey, Sanomed Medikal Teknoloji Co. (“Sanomed”), is hosting a two day event on October 10-11 at the 5 Star Conrad Istanbul Hotel, to formally introduce ElectroTrichoGenesis (“ETG”) to the medical community. Sanomed’s principal Mr. Ali Bicken has designed the event to feature presentations by Current Technology’s Dr. Stuart Maddin and two prominent Turkish Dermatologists who will report on their positive experiences with ETG. The first day will conclude with a formal dinner for the expected 150-200 attendees from the medical and business communities. Day two will feature more intimate sessions and interviews with TV and print journalists.

“Mr. Bicken is a skilled marketer,” states Company COO Mr. Anthony Harrison. “To maximize visibility and participation, he has scheduled the ETG event just after the 15th Congress of the European Academy of Dermatology and Venereology held this year in Rhodos (Island of Rhodes), Greece. It presents a perfect opportunity for practitioners to extend their stay and take part in Sanomed’s ETG program.”

“We are particularly excited about the clinical observations to be presented by leading Dermatologists Dr. Serafettin Saracoglu and Dr. Ercin Ozunturk,” states Company CEO Robert Kramer.  “Dr. Saracoglu met Dr. Maddin and the Company in Vancouver earlier this year as part of Sanomed’s due diligence. Dr. Ozunturk serves as vice-president of the Turkish Society of Cosmetic Scientists. Both Dermatologists have well established aesthetic practices and will report favorably on their experiences with ETG.”

Sanomed has placed orders for two more ETGs, bringing the total to six since last March, and advises negotiations for a further two devices are ongoing. More importantly, Mr. Bicken believes the high profile October 10-11 ETG event will lead to significant further sales in the near term. “Mr. Bicken is a consummate professional,” continues Harrison. “He has devoted a number of his staff specifically to the ETG project and we appreciate his clearly successful efforts on our behalf.”

ABOUT CURRENT TECHNOLOGY CORPORATION
Current Technology Corporation remains committed to developing its non-invasive pulsed electro-stimulation technology.  This technology has enabled the company to develop two separate and distinct products emanating from the TrichoGenesis platform, thus far, that offer help for those concerned with their hair:  ElectroTrichoGenesis (ETG) and CosmeticTrichoGenesis (CTG).  Current Technology holds patents throughout the world and has spent over US $15 million in research and development of its TrichoGenesis platform and systems.  The patents encompass the technology, methodology and design of the Company’s products.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247
604-684-2727
rkramer@current-technology.com

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100